FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

03003311

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

IMA EXPLORATION INCORPORATED

BOX 2. INSIDER DATA

12g 81-3263

DATE OF LAST REPORT FILED: 13 01 03 (DAY MONTH YEAR)

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY MONTH YEAR)

RELATIONSHIPS TO REPORTING ISSUER

CHANGE IN RELATIONSHIP FROM LAST REPORT: YES / NO

BOX 3. ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: GROSSO
GIVEN NAMES: JOE NICOLA
NO. 3860 STREET MOSCROP STREET APT
CITY: BURNABY
PROV: BC
POSTAL CODE: V5G 2C9
BUSINESS TELEPHONE NUMBER: 604-681-1828
BUSINESS FAX NUMBER: 604-681-1858

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: YES / NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

- [x] ALBERTA
- [x] BRITISH COLUMBIA
- [ ] MANITOBA
- [ ] NEWFOUNDLAND
- [ ] NOVA SCOTIA
- [ ] ONTARIO
- [ ] QUÉBEC
- [ ] SASKATCHEWAN

+ SEC

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	(C) TRANSACTIONS DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	500000							500000	D	
WARRANTS	311111							311111	D	
WARRANTS	172400							172400	I	OXBOW INT'L MKTG
Common	220124							220124	I	SEE REMARKS
Common	356802	09 01 03	10	1000		.56		357802	I	
		09 01 03	10	1000		.54		358802	I	
		09 01 03	10	3000		.52		361802	I	
		30 03			2500	.55		359302	1	

BOX 6. REMARKS

of the 220124 Indirect Common: Oxbow- 176048
Threadco-9612
Joevelyn-27564
Beauregard-7500
I own 50%

I own 50%

BOX 7. SIGNATURE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

NAME (BLOCK LETTERS): JOE GROSSO

SIGNATURE: Joe Grosso

DATE OF THE REPORT: 20 01 03 (DAY MONTH YEAR)

ATTACHMENT: YES / [x] NO

CORRESPONDENCE: [x] ENGLISH / FRENCH

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25

VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

PROCESSED FEB 03 2003 THOMSON FINANCIAL